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EXHIBIT 99.4(h)

Free Look Sticker ST-43
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Free Look Right - You may return this Contract within 10 days after you receive
it. To do so, mail it to us or our agent. This Contract will then be deemed void from the beginning, no Withdrawal Charge will be imposed and we will refund:

     -  any premium payment allocated to the Fixed Account; and

     - any Variable Account Accumulated Value as of the Valuation Date we receive the Contract;
        plus

     - any Contract fees and Charges deducted from the Contract's Accumulated Value in any Variable Account.

ST-43